As filed with the Securities and Exchange Commission on March 8, 2019

Registration No. 333-223482

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

☐ PRE-EFFECTIVE AMENDMENT NO.

☒ POST-EFFECTIVE AMENDMENT NO. 1

ARES CAPITAL CORPORATION

(Exact Name of Registrant as Specified in Charter)

245 Park Avenue, 44th Floor

New York, New York 10167

(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (212) 750-7300

Joshua M. Bloomstein

General Counsel

Ares Capital Corporation

245 Park Avenue, 44th Floor

New York, New York 10167

(212) 750-7300

(Name and Address of Agent for Service)

Copies of information to:

Monica J. Shilling

Christopher J. Wu

Proskauer Rose LLP

2049 Century Park East, 32nd Floor

Los Angeles, CA 90067-3206

(310) 557-2900

Approximate Date of Proposed Public Offering:

From time to time after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-223482) of Ares Capital Corporation (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement, which sets forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

Other information

ITEM 25.  FINANCIAL STATEMENTS AND EXHIBITS

(1)                                 Financial Statements

The following statements of the Company are included in Part A of this Registration Statement:

ARES CAPITAL CORPORATION
Audited Annual Financial Statements
Reports of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheet as of December 31, 2017 and 2016	F-4
Consolidated Statement of Operations for the years ended December 31, 2017, 2016 and 2015	F-5
Consolidated Schedules of Investments as of December 31, 2017 and 2016	F-6
Consolidated Statement of Stockholders’ Equity for the years ended December 31, 2017, 2016 and 2015	F-52
Consolidated Statement of Cash Flows for the years ended December 31, 2017, 2016 and 2015	F-53
Notes to Consolidated Financial Statements	F-54
Interim Unaudited Financial Statements
Consolidated Balance Sheet as of June 30, 2018 (unaudited) and December 31, 2017	F-92
Consolidated Statement of Operations for the three and six months ended June 30, 2018 and 2017 (unaudited)	F-93
Consolidated Schedule of Investments as of June 30, 2018 (unaudited) and December 31, 2017	F-94
Consolidated Statement of Stockholders’ Equity for the six months ended June 30, 2018 (unaudited)	F-150
Consolidated Statement of Cash Flows for the six months ended June 30, 2018 and 2017 (unaudited)	F-151
Notes to Consolidated Financial Statements (unaudited)	F-152

(2)                                 Exhibits

(a)	Articles of Amendment and Restatement, as amended(1)
(b)	Third Amended and Restated Bylaws(2)
(c)	Not Applicable
(d)(1)	Form of Stock Certificate(3)
(d)(2)	Statement of Eligibility of Trustee on Form T-1(4)
(d)(3)	Form of Subscription Certificate(5)
(d)(4)	Indenture, dated June 16, 2006, between Allied Capital Corporation and The Bank of New York, as trustee(6)
(d)(5)	Form of Note under the Indenture, dated June 16, 2006, between Allied Capital Corporation and The Bank of New York, as trustee (contained in Exhibit (d)(4) to this Registration Statement)(6)
(d)(6)	Third Supplemental Indenture, dated as of March 28, 2007, between Allied Capital Corporation and The Bank of New York, as trustee(7)
(d)(7)	Form of 6.875% Notes due 2047(7)
(d)(8)	Fourth Supplemental Indenture, dated as of April 1, 2010, among Ares Capital Corporation, Allied Capital Corporation and The Bank of New York Mellon, as trustee(8)
(d)(9)	Indenture, dated as of October 21, 2010, between Ares Capital Corporation and U.S. Bank National Association, as trustee(9)
(d)(10)	Fourth Supplemental Indenture, dated as of November 19, 2013, relating to the 4.875% Senior Notes due 2018, between Ares Capital Corporation and U.S. Bank National Association, as trustee(10)
(d)(11)	Form of 4.875% Senior Notes due 2018(10)
(d)(12)	Fifth Supplemental Indenture, dated as of November 21, 2014, relating to the 3.875% Notes due 2020, between Ares Capital Corporation and U.S. Bank National Association, as trustee(11)
(d)(13)	Form of 3.875% Notes due 2020(11)

(d)(14)	Sixth Supplemental Indenture, dated as of September 19, 2016, relating to the 3.625% Notes due 2022, between Ares Capital Corporation and U.S. Bank National Association, as trustee(12)
(d)(15)	Form of 3.625% Notes due 2022(12)
(d)(16)	Seventh Supplemental Indenture, dated as of August 10, 2017, relating to the 3.500% Notes due 2023, between Ares Capital Corporation and U.S. Bank National Association, as trustee(13)
(d)(17)	Form of 3.500% Notes due 2023(13)
(d)(18)	Eighth Supplemental Indenture, dated as of January 11, 2018, relating to the 4.250% Notes due 2025, between Ares Capital Corporation and U.S. Bank National Association, as trustee(14)
(d)(19)	Form of 4.250% Notes due 2025(14)
(d)(20)	Ninth Supplemental Indenture, dated as of March 8, 2019, relating to the 4.625% Convertible Notes due 2024, between Ares Capital Corporation and U.S. Bank National Association, as trustee(15)
(d)(21)	Form of 4.625% Convertible Senior Notes due 2024(15)
(d)(22)	Indenture, dated as of July 19, 2013, between Ares Capital Corporation and U.S. Bank National Association, as trustee(16)
(d)(23)	Form of 4.375% Convertible Senior Notes due 2019(16)
(d)(24)	Indenture, dated as of January 27, 2017, between Ares Capital Corporation and U.S. Bank National Association, as trustee(17)
(d)(25)	Form of 3.75% Convertible Senior Notes due 2022(17)
(e)	Dividend Reinvestment Plan of Ares Capital Corporation(2)
(f)	Not Applicable
(g)(1)	Restated Investment Advisory and Management Agreement, dated as of June 6, 2011, between Registrant and Ares Capital Management LLC(18)
(g)(2)	Transaction Support and Fee Waiver Agreement, dated May 23, 2016, between Ares Capital Corporation and Ares Capital Management LLC(19)
(h)(1)	Form of Underwriting Agreement for Equity Securities(20)
(h)(2)	Form of Underwriting Agreement for Debt Securities(20)
(h)(3)	Form of Equity Distribution Agreement(20)
(h)(4)

Purchase Agreement, dated March 5, 2019, among Ares Capital Corporation, Ares Capital Management LLC, Ares Operations LLC and JP Morgan Securites, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and RBC Capital Markets, LLC, as representatives of the several underwriters named on Schedule A thereto*

(i)	Not Applicable
(j)(1)	Amended and Restated Custodian Agreement, dated as of May 15, 2009, between Ares Capital Corporation and U.S. Bank National Association(21)
(j)(2)	Amendment No. 1, dated as of December 19, 2014, to the Amended and Restated Custodian Agreement dated as of May 15, 2009, by and among Ares Capital Corporation and U.S. Bank National Association(22)
(k)(1)	Amended and Restated Administration Agreement, dated as of June 1, 2007, between Ares Capital Corporation and Ares Operations LLC(23)
(k)(2)	Trademark License Agreement between Ares Capital Corporation and Ares Management LLC(24)
(k)(3)	Form of Indemnification Agreement between Ares Capital Corporation and directors and certain officers(25)
(k)(4)	Form of Indemnification Agreement between Ares Capital Corporation and members of Ares Capital Management LLC investment committee(25)
(k)(5)	Amended and Restated Purchase and Sale Agreement, dated as of January 22, 2010, among Ares Capital Corporation, as seller, and Ares Capital CP Funding Holdings LLC, as purchaser(26)
(k)(6)	Amendment No. 1 to Amended and Restated Purchase and Sale Agreement, dated as of June 7, 2012, among Ares Capital Corporation, as seller, and Ares Capital CP Funding Holdings LLC, as purchaser(27)
(k)(7)	Second Tier Purchase and Sale Agreement, dated as of January 22, 2010, among Ares Capital CP Funding Holdings LLC, as seller, and Ares Capital CP Funding LLC, as purchaser(26)
(k)(8)	Amendment No. 1 to Second Tier Purchase and Sale Agreement, dated as of June 7, 2012, among Ares Capital CP Funding Holdings LLC, as seller, and Ares Capital CP Funding LLC, as purchaser(27)

(k)(9)

Amended and Restated Sale and Servicing Agreement, dated as of January 22, 2010, among Ares Capital CP Funding LLC, as borrower, Ares Capital Corporation, as servicer, Wachovia Bank, National Association, as note purchaser, U.S. Bank National Association, as trustee and collateral custodian, and Wells Fargo Securities, LLC, as agent(26)

(k)(10)

Amendment No. 1 to the Amended and Restated Sale and Servicing Agreement, dated as of May 6, 2010, among Ares Capital CP Funding LLC, as borrower, Ares Capital Corporation, as servicer, Wells Fargo Bank, National Association, as successor by merger to Wachovia Bank, as note purchaser, U.S. Bank National Association, as trustee and collateral custodian, and Wells Fargo Securities, LLC, as agent(28)

(k)(11)

Amendment No. 2 to the Amended and Restated Sale and Servicing Agreement, dated as of January 18, 2011, among Ares Capital CP Funding LLC, as borrower, Ares Capital Corporation, as servicer, Wells Fargo Bank, National Association, as successor by merger to Wachovia Bank, as note purchaser, U.S. Bank National Association, as trustee and collateral custodian, and Wells Fargo Securities, LLC, as agent(29)

(k)(12)

Amendment No. 3 to the Amended and Restated Sale and Servicing Agreement, dated as of October 13, 2011, among Ares Capital CP Funding LLC, as borrower, Ares Capital Corporation, as servicer and as transferor, Wells Fargo Bank, National Association (as successor by merger to Wachovia Bank, National Association), as note purchaser, U.S. Bank National Association, as trustee, collateral custodian and bank, and Wells Fargo Securities, LLC, as agent(30)

(k)(13)

Amendment No. 4 to the Amended and Restated Sale and Servicing Agreement, dated as of January 18, 2012, among Ares Capital CP Funding LLC, as borrower, Ares Capital Corporation, as servicer and transferor, Wells Fargo Bank, National Association (as successor by merger to Wachovia Bank, National Association), as note purchaser, Wells Fargo Securities, LLC, as agent, and U.S. Bank National Association, as collateral custodian, trustee and bank(31)

(k)(14)

Amendment No. 5 to the Amended and Restated Sale and Servicing Agreement, dated as of June 7, 2012, among Ares Capital CP Funding LLC, as borrower, Ares Capital Corporation, as servicer and transferor, Wells Fargo Bank, National Association (as successor by merger to Wachovia Bank, National Association), as note purchaser, Wells Fargo Securities, LLC, as agent, and U.S. Bank National Association, as collateral custodian, trustee and bank(27)

(k)(15)

Amendment No. 6 to the Loan and Servicing Agreement, dated as of January 25, 2013, among Ares Capital CP Funding LLC, as borrower, Ares Capital Corporation, as servicer and transferor, Wells Fargo Securities, LLC, as agent, and Wells Fargo Bank, National Association, as swingline lender, and the other lenders party thereto(32)

(k)(16)

Amendment No. 8 to Loan and Servicing Agreement, dated as of January 3, 2017, among Ares Capital CP Funding LLC, Ares Capital Corporation, Wells Fargo Bank, National Association, as swingline lender, as a lender and as the successor agent, Wells Fargo Securities, LLC, as the resigning agent, Bank of America, N.A., as a lender and U.S. Bank National Association, as trustee, bank and collateral custodian(34)

(k)(17)

Amendment No. 10 to Loan and Servicing Agreement, dated as of October 2, 2018, among Ares Capital CP Funding LLC, Ares Capital Corporation, Wells Fargo Bank National Association, as the agent and Wells Fargo Bank, National Association, as a lender and Bank of America, N.A.(35)

(k)(18)

Amendment No. 11 to Loan and Servicing Agreement, dated as of December 14, 2018, among Ares Capital CP Funding LLC, Ares Capital Corporation, Wells Fargo Bank National Association, as the agent and Wells Fargo Bank, National Association, as a lender and Bank of America, N.A.(36)

(k)(19)

Omnibus Amendment, dated as of May 14, 2014, among Ares Capital CP Funding LLC, Ares Capital CP Funding Holdings LLC, Ares Capital Corporation, Wells Fargo Bank, National Association, as swingline lender and as a lender, Wells Fargo Securities, LLC, as agent, and U.S. Bank National Association, as trustee, bank and collateral custodian (amending the Loan and Servicing Agreement, dated as of January 22, 2010, the Amended and Restated Purchase and Sale Agreement, dated as of January 22, 2010, and the Second Tier Purchase and Sale Agreement, dated as of January 22, 2010)(33)

(k)(20)

Ninth Amended and Restated Senior Secured Credit Agreement, dated as of October 2, 2018, among Ares Capital Corporation, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent(35)

(k)(21)

Loan and Servicing Agreement, dated as of January 20, 2012, among Ares Capital JB Funding LLC, as borrower, Ares Capital Corporation, as servicer and transferor, Sumitomo Mitsui Banking Corporation, as administrative agent, collateral agent and lender, and U.S. Bank National Association, as collateral custodian and bank(37)

(k)(22)	Purchase and Sale Agreement, dated as of January 20, 2012, between Ares Capital JB Funding LLC, as purchaser, and Ares Capital Corporation, as seller(37)
(k)(23)

Omnibus Amendment No. 1, dated as of September 14, 2012, among Ares Capital JB Funding LLC, as borrower, Ares Capital Corporation, as servicer and transferor, Sumitomo Mitsui Banking Corporation, as administrative agent, lender and collateral agent, and U.S. Bank National Association, as collateral custodian and bank (amending the Loan and Servicing Agreement, dated as of January 20, 2012, and the Purchase and Sale Agreement, dated as of January 20, 2012)(38)

(k)(24)

Omnibus Amendment No. 2, dated as of December 20, 2013, among Ares Capital JB Funding LLC, as borrower, Ares Capital Corporation, as servicer and transferor, Sumitomo Mitsui Banking Corporation, as administrative agent, lender and collateral agent, and U.S. Bank National Association, as collateral custodian and bank (amending the Loan and Servicing Agreement, dated as of January 20, 2012, and the Purchase and Sale Agreement, dated as of January 20, 2012)(39)

(k)(25)

Omnibus Amendment No. 3, dated as of June 30, 2015, among Ares Capital JB Funding LLC, as borrower, Ares Capital Corporation, as servicer and transferor, Sumitomo Mitsui Banking Corporation, as administrative agent, lender and collateral agent, and U.S. Bank National Association, as collateral custodian and bank (amending the Loan and Servicing Agreement, dated as of January 20, 2012, and the Purchase and Sale Agreement, dated as of January 20, 2012)(40)

(k)(26)

Omnibus Amendment No. 4, dated as of August 24, 2017, among Ares Capital JB Funding LLC, as borrower, Ares Capital Corporation, as servicer and transferor, Sumitomo Mitsui Banking Corporation, as administrative agent, lender and collateral agent, and U.S. Bank National Association, as collateral custodian and bank (amending the Loan and Servicing Agreement, dated as of January 20, 2012)(41)

(k)(27)

Omnibus Amendment No. 5, dated as of September 12, 2018, among Ares Capital JB Funding LLC, as borrower, Ares Capital Corporation, as servicer and transferor, Sumitomo Mitsui Banking Corporation, as administrative agent, lender and collateral agent, and U.S. Bank National Association, as collateral custodian and bank (amending the Loan and Servicing Agreement, dated as of January 20, 2012)(42)

(l)(1)	Opinion and Consent of Venable LLP, Maryland counsel for Ares Capital Corporation(20)
(l)(2)	Opinion and Consent of Proskauer Rose LLP, counsel for Ares Capital Corporation(20)
(m)	Not Applicable
(n)(1)	Consent of independent registered public accounting firm for Ares Capital Corporation(43)
(n)(2)	Report of independent registered public accounting firm for Ares Capital Corporation, regarding “senior securities” table contained herein(4)
(n)(3)	Consent of independent registered public accounting firm for Ares Capital Corporation*
(p)	Not Applicable
(q)	Not Applicable
(r)	Code of Ethics(25)
99.1	Statement of Computation of Ratio of Earnings to Fixed Charges(20)
99.2	Form of Preliminary Prospectus Supplement For Common Stock Offerings(44)
99.3	Form of Preliminary Prospectus Supplement For Preferred Stock Offerings(44)
99.4	Form of Preliminary Prospectus Supplement For Debt Offerings(44)
99.5	Form of Preliminary Prospectus Supplement For Rights Offerings(44)
99.6	Form of Preliminary Prospectus Supplement For Warrant Offerings(44)
99.7	Form of Preliminary Prospectus Supplement For Unit Offerings(44)
99.8	Form of Preliminary Prospectus Supplement For Retail Notes Offerings(45)
99.9	Form of Preliminary Prospectus Supplement For Institutional Notes Offerings(45)

*                                         Filed herewith.

(1)                                 Incorporated by reference to Exhibit 3.1 to the Registrant’s Form 10-K (File No. 814-00663) for the year ended December 31, 2016, filed on February 22, 2017.

(2)                                 Incorporated by reference to Exhibits 3.2 and 10.1, as applicable, to the Registrant’s Form 10-K (File No. 814-00663) for the year ended December 31, 2018, filed on February 12, 2019.

(3)                                 Incorporated by reference to Exhibit (d) to the Registrant’s pre-effective Amendment No. 2 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-114656), filed on September 28, 2004.

(4)                                 Incorporated by reference to Exhibits (d)(2) and (n)(2), as applicable, to the Registrant’s Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-223482), filed on March 6, 2018.

(5)                                 Incorporated by reference to Exhibit (d)(4) to the Registrant’s pre-effective Amendment No. 2 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-149139), filed on April 9, 2008.

(6)                                 Incorporated by reference to Exhibit d.2 to Allied Capital’s Registration Statement under the Securities Act of 1933, as amended, on Form N 2/A (File No. 333-133755), filed on June 21, 2006.

(7)                                 Incorporated by reference to Exhibits d.8 and d.9, as applicable, to Allied Capital’s post-effective Amendment No. 3 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2/A (File No. 333-133755), filed on March 28, 2007.

(8)                                 Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K (File No. 814-00663), filed on April 7, 2010.

(9)                                 Incorporated by reference to Exhibit 4.1 to the Registrant’s Form 8-K (File No. 814-00663), filed on October 22, 2010.

(10)                          Incorporated by reference to Exhibits 4.1 and 4.2, as applicable, to the Registrant’s Form 8-K (File No. 814-00663), filed on November 19, 2013.

(11)                          Incorporated by reference to Exhibits 4.1 and 4.2, as applicable, to the Registrant’s Form 8-K (File No. 814-00663), filed on November 21, 2014.

(12)                          Incorporated by reference to Exhibits 4.1 and 4.2, as applicable, to the Registrant’s Form 8-K (File No. 814-00663), filed on September 19, 2016.

(13)                          Incorporated by reference to Exhibits 4.1 and 4.2, as applicable, to the Registrant’s Form 8-K (File No. 814-00663), filed on August 10, 2017.

(14)                          Incorporated by reference to Exhibits 4.1 and 4.2, as applicable, to the Registrant’s Form 8-K (File No. 814-00663), filed on January 11, 2018.

(15)                          Incorporated by reference to Exhibits 4.1 and 4.2, as applicable, to the Registrant’s Form 8-K (File No. 814-00663), filed on March 8, 2019.

(16)                          Incorporated by reference to Exhibits 4.1 and 4.2, as applicable, to the Registrant’s Form 8-K (File No. 814-00663), filed on July 19, 2013.

(17)                          Incorporated by reference to Exhibits 4.1 and 4.2, as applicable, to the Registrant’s Form 8-K (File No. 814-00663), filed on January 23, 2017.

(18)                          Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K (File No. 814-00663), filed on June 8, 2011.

(19)                          Incorporated by reference to Exhibits 2.1 and 99.1, as applicable, to the Registrant’s Form 8-K (File No. 814-00663), filed on May 26, 2016.

(20)                          Incorporated by references to Exhibits (h)(1), (h)(2), (h)(3), (l)(1), (l)(2) and 99.1, as applicable, to the Registrant’s pre-effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-223482), filed on August 8, 2018.

(21)                          Incorporated by reference to Exhibit (j) to the Registrant’s pre-effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-158211), filed on May 28, 2009.

(22)                          Incorporated by reference to Exhibit 10.5 to the Registrant’s Form 10-K (File No. 814-00663) for the year ended December 31, 2014, filed on February 26, 2015.

(23)                          Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 10-Q (File No. 814-00663) for the quarter ended June 30, 2007, filed on August 9, 2007.

(24)                          Incorporated by reference to Exhibit (k)(3) to the Registrant’s pre-effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-114656), filed on September 17, 2004.

(25)                          Incorporated by reference to Exhibits (k)(3), (k)(4) and (r), as applicable, to the Registrant’s Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-188175), filed on April 26, 2013.

(26)                          Incorporated by reference to Exhibits 10.2 through 10.4, as applicable, to the Registrant’s Form 8-K (File No. 814-00663), filed on January 25, 2010.

(27)                          Incorporated by reference to Exhibits 10.1 through 10.3, as applicable, to the Registrant’s Form 8-K (File No. 814-00663), filed on June 8, 2012.

(28)                          Incorporated by reference to Exhibit 10.5 to the Registrant’s Form 10-Q (File No. 814-00663) for the quarter ended March 31, 2010, filed on May 10, 2010.

(29)                          Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K (File No. 814-00663), filed on January 19, 2011.

(30)                          Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K (File No. 814-00663), filed on October 14, 2011.

(31)                          Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K (File No. 814-00663), filed on January 19, 2012.

(32)                          Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K (File No. 814-00663), filed on January 28, 2013.

(33)                          Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K (File No. 814-00663), filed on May 15, 2014.

(34)                          Incorporated by reference to Exhibits 10.1 to the Registrant’s Form 8-K (File No. 814-00663), filed on January 4, 2017.

(35)                          Incorporated by reference to Exhibits 10.1 and 10.2, as applicable, to the Company’s Form 8-K (File No. 814-00663), filed on October 3, 2018.

(36)                          Incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K (File No. 814-00663), filed on December 17, 2018.

(37)                          Incorporated by reference to Exhibits 10.1 and 10.2, as applicable, to the Registrant’s Form 8-K (File No. 814-00663), filed on January 24, 2012.

(38)                          Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K (File No. 814-00663), filed on September 17, 2012.

(39)                          Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K (File No. 814-00663), filed on December 23, 2013.

(40)                          Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K (File No. 814-00663), filed on July 1, 2015.

(41)                          Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K (File No. 814-00663), filed on August 28, 2017.

(42)                          Incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K (File No. 814-00663), filed on September 13, 2018.

(43)                          Incorporated by reference to Exhibit (n)(1) to the Registrant’s pre-effective Amendment No. 2 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-223482), filed on August 31, 2018.

(44)                          Incorporated by reference to Exhibit 99.4 to the Registrant’s pre-effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-181563), filed on July 19, 2012.

(45)                          Incorporated by reference to Exhibits 99.8 and 99.9, as applicable, to the Registrant’s pre-effective Amendment No. 2 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-195748), filed on June 26, 2014.

ITEM 26.  MARKETING ARRANGEMENTS

The information contained under the heading “Plan of Distribution” on this Registration Statement is incorporated herein by reference and any information concerning any underwriters for a particular offering will be contained in the prospectus supplement related to that offering.

ITEM 27.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Commission registration fee	$373,500	*
FINRA filing fee	$143,000
Accounting fees and expenses	$140,000	(1)
Legal fees and expenses	$350,000	(1)
Printing	$75,000	(1)
Miscellaneous fees and expenses	$25,000	(1)
Total	$1,106,500	(1)

*                                         This amount has been offset against a filing fee associated with unsold securities registered under a previous registration statement.

(1)                                 These amounts are estimates.

ITEM 28.  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

Direct Subsidiaries

The following list sets forth each of our subsidiaries, the state or country under whose laws the subsidiary is organized, and the percentage of voting securities or membership interests owned by us in such subsidiary:

10th Street Equity, LLC (Delaware)	100%
A.C. Corporation (Delaware)	100%
AC Notes Holdings LLC (Delaware)	100%
A.C., LP (Delaware)	100%
ACAS, LLC (Delaware)	100%
Allied Asset Holdings, LLC (Delaware)	100%
ARCC ABB LLC (Delaware)	100%
ARCC AIP Holdings, LLC (Delaware)	100%
ARCC API Corp. (Delaware)	100%
ARCC Balko LLC (Delaware)	100%
ARCC BM LLC (Delaware)	100%
ARCC C&C Holdco, LLC (Delaware)	99.5%
ARCC CCS, Inc. (Delaware)	100%
ARCC OTG Preferred Corp. (f/k/a ARCC CG Corp.) (Delaware)	100%
ARCC CIC Flex Corporation (Delaware)	100%
ARCC CLPB Corporation (Delaware)	100%
ARCC CP LLC (Delaware)	100%
ARCC Crescent LLC (Delaware)	100%
ARCC CR LLC (Delaware)	100%
ARCC ECG LLC (Delaware)	100%
ARCC ED Corp. (Delaware)	100%
ARCC EF Corp. (Delaware)	100%
ARCC FD Corp. (Delaware)	100%
ARCC FL Corp. (Delaware)	100%
ARCC FM Corp. (Delaware)	100%
ARCC GAC LLC (Delaware)	100%
ARCC GF, LLC (Delaware)	100%
ARCC GF1 Corp. (Delaware)	100%
ARCC H8 Corp. (Delaware)	100%
ARCC HBF LLC (Delaware)	100%
ARCC HT Corp. (f/k/a ARCC Sage Inc.) (Delaware)	100%
ARCC Imperial Corporation (Delaware)	100%
ARCC Imperial POF LLC (f/k/a Amerex Equity LLC) (Delaware)	100%
ARCC Imperial LLC (Delaware)	100%
ARCC LSQ LLC (Delaware)	100%
ARCC MCF I, LLC (f/k/a Dynamic Equity, LLC) (Delaware)	100%
ARCC MCF 2 LLC (Delaware)	100%
ARCC NIP Holdings, LLC (Delaware)	100%
ARCC NPA Corp. (f/k/a ARCC PSSI Corp.) (Delaware)	100%
ARCC NR LLC (Delaware)	100%
ARCC NV1 Corp. (Delaware)	100%
ARCC NV2 Corp. (Delaware)	100%
ARCC OTG Corp. (Delaware)	100%
ARCC PCGI III AIV Blocker, Inc. (Delaware)	100%
ARCC PCP G.P., LLC (Delaware)	100%
ARCC PCP L.P. (Cayman Islands)	100%

ARCC PF LLC (Delaware)	100%
ARCC PH Corp. (Delaware)	100%
ARCC PJMB LLC (Delaware)	100%
ARCC PT Corp. (Delaware)	100%
ARCC RB LLC (Delaware)	100%
ARCC S2 LLC (f/k/a/ AC Postle, LLC) (Delaware)	100%
ARCC SC LLC (Delaware)	100%
ARCC SHC LLC (Delaware)	100%
ARCC SK Blocker Corp. (Delaware)	100%
ARCC UAS Corp. (Delaware)	100%
ARCC Universal Corp. (Delaware)	100%
ARCC VP LLC (Delaware)	100%
ARCC VS Corp. (Delaware)	100%
Ares Capital CP Funding Holdings LLC (Delaware)	100%
Ares Capital JB Funding LLC (Delaware)	100%
Ares Venture Finance GP LLC (Delaware)	100%
Ares Venture Finance, L.P. (Delaware)	100%
Calder Equity, LLC (Delaware)	100%
Crescent Equity Corp. (Delaware)	86.26%
GlobalCom Equity, LLC (Delaware)	100%
Ivy Hill Asset Management GP, LLC (Delaware)	100%
Multiad Equity Corp. (Delaware)	86.26%
NPH, Inc. (Maryland)	100%
S2 Equity Corp. (Delaware)	86.26%
Slate Equity, LLC (Delaware)	100%
Stag Equity, LLC (Delaware)	100%
Startec Equity, LLC (Delaware)	100%

Indirect Subsidiaries

The following list sets forth each of our indirect subsidiaries, the state under whose laws the subsidiary is organized, and the percentage of voting securities or membership interests owned by the sole member of such subsidiary:

AC Corporate Holdings, Inc. (Delaware)	100%
ACAS CRE CDO 2007-1 Depositor, LLC (Delaware)	100%
ACAS CRE Services, LLC (Delaware)	100%
ACAS Real Estate Holdings Corporation (Delaware)	100%
ACE Acquisition Holdings, LLC (Delaware)	100%
Allied Crescent Equity, LLC (Delaware)	100%
American Capital Agent Services, LLC (Delaware)	100%
Ares Capital CP Funding LLC (Delaware)	100%
Capital Placement Holdings, Inc. (Delaware)	100%
Crescent Sliver Equity LLC (Delaware)	100%
ECAS 2016 Ltd. (Guernsey)	100%
ECAS S.AR.L. (Luxembourg)	100%
ECAS II S.AR.L. (Luxembourg)	100%
European Capital Limited (Guernsey)	100%
European Capital S.A. Sicar (Luxembourg)	100%
HCI Equity, LLC (Illinois)	100%
PCP GHS Holdings Inc. (Delaware)	100%

Each of our direct and indirect subsidiaries listed above is consolidated for financial reporting purposes.

In addition, we may be deemed to control certain portfolio companies. See “Portfolio Companies” in the Prospectus.

ITEM 29.  NUMBER OF HOLDERS OF SECURITIES

The following table sets forth the approximate number of record holders of our common stock and each class of our senior securities (including bank loans) as of June 30, 2018.

TITLE OF CLASS	NUMBER OF RECORD HOLDERS
Common stock, $0.001 par value	1,505 (including Cede & Co.)
Revolving Credit Facility	26
Revolving Funding Facility	2
SMBC Funding Facility	1
2019 Convertible Notes	56
2022 Convertible Notes	43
2018 Notes	67
2020 Notes	54
January 2022 Notes	59
2023 Notes	67
2025 Notes	56
2047 Notes	71

ITEM 30.  INDEMNIFICATION

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty established by a final adjudication as being material to the cause of action. Our charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the Investment Company Act.

Our charter authorizes us, to the maximum extent permitted by Maryland law and subject to the requirements of the Investment Company Act, to obligate us to indemnify any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status as a present or former director or officer and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. Our bylaws obligate us, to the maximum extent permitted by Maryland law and the Investment Company Act, to indemnify any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made or threatened to be made a party to a proceeding by reason of his or her service in that capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in that capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. The charter and bylaws also permit us to, with the approval of the board of directors or a duly authorized committee thereof, indemnify and advance expenses to any person who served a predecessor of us in any of the capacities described above and any of our employees or agents or any employees or agents of our predecessor. In accordance with the Investment Company Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office. In addition to the indemnification provided for in our bylaws, we have entered into indemnification agreements with each of our current directors and certain of our officers and with members of our investment adviser’s investment committee and we intend to enter into indemnification agreements with each of our future directors, members of our investment adviser’s investment committee and certain of our officers. The indemnification agreements attempt to provide these directors and senior officers the maximum indemnification permitted under Maryland law and the Investment Company Act. The agreements provide, among other things, for the advancement of expenses and indemnification for liabilities which such person may incur by reason of his or her status as a present or former director or officer or member of our investment adviser’s investment committee in any action or proceeding arising out of the performance of such person’s services as a present or former director or officer or member of our investment adviser’s investment committee.

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or are threatened to be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

The investment advisory and management agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, our investment adviser Ares Capital Management and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of our investment adviser’s services under the investment advisory and management agreement or otherwise as our investment adviser.

The administration agreement provides that, absent willful misfeasance, bad faith or negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Ares Operations and its officers, manager, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of Ares Operations’ services under the administration agreement or otherwise as our administrator.

Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of ours pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of ours in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 31.  BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

A description of any other business, profession, vocation or employment of a substantial nature in which Ares Capital Management, and each partner, director or executive officer of Ares Capital Management, is or has been, during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Management.” Additional information regarding Ares Capital Management and its officers and directors are set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-63168), and is incorporated herein by reference.

ITEM 32.  LOCATION OF ACCOUNTS AND RECORDS

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules thereunder are maintained at the offices of:

(1)                                 the Company, Ares Capital Corporation, 245 Park Avenue, 44th Floor, New York, New York 10167;

(2)                                 the transfer agent, Computershare Shareowner Services LLC, P.O. Box 30170, College Station, TX 77842;

(3)                                 the custodian, U.S. Bank National Association, Corporate Trust Services, One Federal Street, 3rd Floor, Boston, Massachusetts 02110; and

(4)                                 our investment adviser, Ares Capital Management LLC, 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.

ITEM 33.  MANAGEMENT SERVICES

Not Applicable.

ITEM 34.  UNDERTAKINGS

The Registrant undertakes:

(1)                                 to suspend the offering of shares until the prospectus is amended if (a) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement or (b) the net asset value increases to an amount greater than the net proceeds as stated in the prospectus.

(2)                                 if the securities being registered are to be offered to existing stockholders pursuant to warrants or rights, and any securities not taken by stockholders are to be reoffered to the public, to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, the Registrant shall undertake to file a post-effective amendment to set forth the terms of such offering;

(3)                                 to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a)                                 to include any prospectus required by Section 10(a)(3) of the Securities Act;

(b)                                 to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(c)                                  to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(4)                                 that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof;

(5)                                 to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(6)                                 that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness, provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

(7)                                 that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(a)                                 any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act;

(b)                                 the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(c)                                  any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser;

(8)                                 to file a post-effective amendment to the registration statement, and to suspend any offers or sales pursuant the registration statement until such post-effective amendment has been declared effective under the 1933 Act, in the event its shares of common stock are trading below its net asset value per share and either (a) the Registrant receives, or has been advised by its independent registered accounting firm that it will receive, an audit report reflecting substantial doubt regarding the Registrant’s ability to continue as a going concern or (b) the Registrant has concluded that a fundamental change has occurred in its financial position or results of operations;

(9)                                 to file, at the time of each offering of securities, appropriate legality opinions by post-effective amendment to the registration statement;

(10)                          to file a post-effective amendment to the registration statement with respect to any offerings of subscription rights to purchase shares of our common stock; and

(11)                          to file a post-effective amendment to the registration statement with respect to any offerings of units.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, in the State of New York, on the 8th day of March 2019.

ARES CAPITAL CORPORATION

By:	/s/ R. KIPP DEVEER
R. Kipp deVeer
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 has been signed by the following persons in the capacities and on the dates indicated. This document may be executed by the signatories hereto on any number of counterparts, all of which constitute one and the same instrument.

SIGNATURE	TITLE	DATE

/s/ R. KIPP DEVEER	Chief Executive Officer and Director (principal executive officer)	March 8, 2019
R. Kipp deVeer

/s/ PENNI F. ROLL	Chief Financial Officer (principal financial officer)	March 8, 2019
Penni F. Roll

/s/ SCOTT C. LEM	Chief Accounting Officer, Vice President and Treasurer (principal accounting officer)	March 8, 2019
Scott C. Lem

*	Co-Chairman and Director
Michael J Arougheti		March 8, 2019

*	Director
Steve Bartlett		March 8, 2019

*	Director
Ann Torre Bates		March 8, 2019

*	Director
Daniel G. Kelly, Jr.		March 8, 2019

*	Director
Steven B. McKeever		March 8, 2019

*	Director
Robert L. Rosen		March 8, 2019

*	Co-Chairman and Director
Bennett Rosenthal		March 8, 2019

*	Director
Eric B. Siegel		March 8, 2019

*By:	/s/ JOSHUA M. BLOOMSTEIN
Joshua M. Bloomstein
Attorney-in-fact